UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Immunomedics, Inc.
(Name of Subject Company)

Immunomedics, Inc.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

452907108
(CUSIP Number of Class of Securities)

Usama Malik

Chief Financial Officer, Chief Business Officer

Immunomedics, Inc.

300 The American Road

Morris Plains, New Jersey 07950

(973) 605-8200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Adam O. Emmerich

Victor Goldfeld

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Immunomedics, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on September 24, 2020, relating to the tender offer by Maui Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares” and each, a “Share”) at a price per Share of $88.00, net to the holder in cash, without interest and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 24, 2020, as it may be amended or supplemented from time to time, and the related Letter of Transmittal, as it may be amended or supplemented from time to time (together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. This Amendment No. 3 is being filed to reflect certain updates as set forth below.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following table replaces in its entirety the table appearing under the heading “Treatment of Company Options” on page 5:

	Vested Company Options			Unvested Company Options			Aggregate Outstanding Company Options
Name of Executive Officer or Director	Shares Underlying Vested Company Options	Weighted Average Exercise Price ($)	Aggregate Vested Company Option Payment ($)(1)	Shares Underlying Unvested Company Options	Weighted Average Exercise Price ($)	Aggregate Unvested Company Option Payment ($)(1)	Aggregate Company Option Payment ($)(1)
Dr. Behzad Aghazadeh	196,074	16.97	13,926,914	6,540	33.62	355,645	14,282,559
Bryan Ball	70,441	16.15	5,061,465	191,496	16.12	13,765,564	18,827,029
Brendan Delaney	177,395	14.71	13,000,925	213,065	15.94	15,354,228	28,355,153
Usama Malik	157,774	15.12	11,498,319	228,306	16.45	16,334,332	27,832,651
Other Executive Officers as a group (3 persons)	187,421	19.16	12,901,831	530,756	17.64	37,345,063	50,246,893
Robert Azelby	—	—	—	29,040	20.25	1,967,545	1,967,545
Dr. Charles Baum	39,577	14.04	2,926,945	6,540	33.62	355,645	3,282,591
Scott Canute	148,746	15.09	10,845,674	6,540	33.62	355,645	11,201,319
Barbara G. Duncan	—	—	—	6,540	33.62	355,645	355,645
Peter Barton Hutt	46,074	11.21	3,537,914	6,540	33.62	355,645	3,893,559
Dr. Khalid Islam	46,074	11.21	3,537,914	6,540	33.62	355,645	3,893,559

The following table replaces in its entirety the table appearing under the heading “Treatment of Company RSUs” on page 6:

	Unvested Company RSUs
	Shares Underlying Unvested Company RSUs	Aggregate Unvested Company RSU Payment ($)(1)
Dr. Behzad Aghazadeh	103,718	9,127,184
Robert Azelby	3,718	327,184
Dr. Charles Baum	3,718	327,184
Scott Canute	3,718	327,184
Barbara G. Duncan	3,718	327,184
Peter Barton Hutt	3,718	327,184
Dr. Khalid Islam	3,718	327,184

The following sentence is added immediately before the last sentence in the sixth paragraph under the heading “Background of the Offer and the Merger” on page 13:

“The perspectives ranged from indications from certain representatives that their companies were interested in pursuing clinical collaborations to others who expressed interest in the possibility of broader scope ex-U.S. or global collaboration arrangements or other strategic transactions in the oncology space.”

The following sentence replaces in its entirety the second sentence in the eighth paragraph under the heading “Background of the Offer and the Merger” on page 13 to read as follows:

“In June 2020, with the approval of the Company Board, members of management sent process letters to 12 pharmaceutical companies, including Gilead, Party A, Party B and Party C, that had executed confidentiality agreements with the Company (none of which confidentiality agreements had standstill provisions) and had displayed a credible interest in pursuing a collaboration arrangement for Trodelvy (collectively, the “Potential Counterparties”).”

The following sentence replaces in its entirety the first sentence in the fourth paragraph under the heading “Selected Public Company Analysis” on page 27 to read as follows:

“Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, related to, among other things, differences in the business, operational and/or financial conditions and prospects of the Company and the companies included in the selected public companies analysis, Centerview selected a reference range of 4.0x to 6.0x 2024E revenue multiples (“2024E EV/Revenue Trading Multiples”) to apply to the Company’s (i) Wall Street research analyst consensus estimated revenue for calendar year 2024 and (ii) revenue for calendar year 2024 set forth in the Projections, excluding one-time milestones.”

The following sentence replaces in its entirety the first sentence in the fifth paragraph under the heading “Selected Precedent Transactions Analysis” on page 29 to read as follows:

“Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational, and/or financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis, Centerview applied a range of 5.0x to 8.0x of implied four-year forward revenue multiples derived from the selected precedent transactions (“Four-Year Forward EV/Revenue Transaction Multiples”) to the Company’s (i) four-year forward Wall Street research analyst consensus estimated revenue of $1,648 million and added to it the Company’s estimated net cash as of September 30, 2020 of $890 million, and divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management), which resulted in an implied per share equity value range for the Shares of approximately $38.75 to $59.40, rounded to the nearest $0.05 and (ii) four-year forward revenue set forth in the Projections, excluding one-time milestones, of $3,245 million under the Projections, and added to it the Company’s estimated net cash as of September 30, 2020 of $890 million, and divided the result of the foregoing calculations by the Company’s fully diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units, based on information provided by the Company management), which resulted in an implied per share equity value range for the Shares of approximately $72.10 to $112.80, rounded to the nearest $0.05.”

The following sentence is added to the end of the fifth paragraph under the heading “Miscellaneous” on page 38:

“As of September 12, 2020, BofA Securities and its affiliates held on a nonfiduciary basis less than 1% of the outstanding common stock of each of the Company and Gilead.”

Item 8. Additional Information.

In addition to the four lawsuits filed in connection with the Merger that were disclosed in Amendment No. 2 (the Wang Complaint, the Kent Complaint, the Peterson Complaint and the Drulias Complaint), three additional lawsuits have been filed in connection with the Merger, as disclosed below.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The following paragraphs are added immediately before the penultimate paragraph under the heading “Legal Proceedings”:

“On October 2, 2020, a complaint was filed by a purported stockholder of the Company regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Munya Bengesa v. Immunomedics, Inc., et al., Case No. 1:20-cv-08227 (S.D.N.Y.) (the “Bengesa Complaint”). The Bengesa Complaint names as defendants the Company and each member of the Company Board. The Bengesa Complaint alleges violations of Section 14(e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Offer. The Bengesa Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) filing of an amendment to the Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (iii) damages to account for damages sustained by the plaintiff in connection with the allegations asserted in the Bengesa Complaint; and (iv) an award of plaintiff’s expenses and attorneys’ fees.

On October 7, 2020, a complaint was filed by a purported stockholder of the Company regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned Eleanor F. Palmisano v. Immunomedics, Inc., et al., Case No. 1:20-cv-08392 (S.D.N.Y.) (the “Palmisano Complaint”). The Palmisano Complaint names as defendants the Company and each member of the Company Board. The Palmisano Complaint alleges violations of Section 14(e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Offer. The Palmisano Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; (iii) filing of an amendment to the Solicitation/Recommendation Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading; (iv) declaration that defendants violated Section 14(e), 14(d) and 20(a) of the Exchange Act; and (iv) an award of plaintiff’s expenses and attorneys’ fees.

On October 9, 2020, a complaint was filed by a purported stockholder of the Company regarding the Merger. The complaint, filed on an individual basis by the plaintiff, is captioned SirVesta Thomas v. Immunomedics, Inc., et al., Case No. 2:20-cv-14249 (D.N.J.) (the “Thomas Complaint”). The Thomas Complaint names as defendants the Company and each member of the Company Board, as well as the Company’s former CEO Harout Semerjian. The Thomas Complaint alleges violations of Section 14(e) and 14(d) of the Exchange Act against all defendants and asserts violations of Section 20(a) of the Exchange Act against the individual defendants. The plaintiff contends that the Schedule 14D-9 omitted and/or misrepresented material information regarding the Offer. The Thomas Complaint seeks: (i) injunctive relief preventing the consummation of the Transactions; (ii) rescissory damages or rescission in the event the Transactions are consummated; and (iii) an award of plaintiff’s expenses and attorneys’ fees.

As a result of the supplemental disclosures to Item 4 set forth in Amendment No. 3 to the Schedule 14D-9, the plaintiff who filed the Drulias Complaint has agreed to dismiss his action with prejudice.

The defendants believe that the lawsuits described above are without merit, and that no further disclosure is required under applicable law. Nothing in Amendment No. 3 to the Schedule 14D-9 shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures to Item 4 set forth in Amendment No. 3 to the Schedule 14D-9.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMMUNOMEDICS, INC.

Dated: October 13, 2020	By:	/s/ Usama Malik
	Name:	Usama Malik
	Title:	Chief Financial Officer

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